Exhibit 99.7

Notification of transactions of Directors and Persons Discharging Managerial Responsibilities (PDMRs) or Connected Persons.

Imperial Tobacco Group PLC was today advised that the following Directors and PDMRs were granted, in the UK, Savings Related Share Options over ordinary shares of 10p each in the Company under the HM Revenue & Customs approved Imperial Tobacco Group International Sharesave Plan.

The respective Grants are detailed below: -

Name	Date Granted	Exercise Price per share (pounds sterling)	Number Granted

Gareth Davis	17 June 2008	£17.50	214
Graham Blashill	17 June 2008	£17.50	537

Matthew Phillips *	17 June 2008	£17.50	322

* PDMR

T Williams

Deputy Company Secretary

Copies of all of our announcements are available on our website www.imperial-tobacco.com